Exhibit 99.19

PROXY SEARCH REQUEST
Issue Name	FORMATION CAPITAL CORPORATION
Cusip/ISIN/Securities	34637L103/CA34637L1031/COMMON
Date of Meeting	24/06/2005
Record Date	16/05/2005
Beneficial Ownership Determination Date
Proxy Material Received By	27/05/2005
Proxy Voting Cut-off Date	22/06/2005
Type of Meeting	Annual General and Special Meeting
Non-Routine

Please indicate on the reply portion of this card the quantities of proxy related material required for mailing to non-registered shareholders (i.e. "NOBO’s & "OBO"s) of the above listed securities who are entitled to receive material for meetings where "NON-ROUTINE BUSINESS" is being conducted. Capitalized terms are in accordance with National Instrument 54-101.

THIS INFORMATION IS REQUIRED BY: - Nil responses are required. PLEASE COMPLETE THE INFORMATION BELOW

AND RETURN BY FAX OR EMAIL TO: ___________

Mail FIRST CLASS to DOMESTIC holders and AIRMAIL to FOREIGN holders. You will be reimbursed for reasonable expenses with respect to the mailing.

CONTACTS
INQUIRIES:		BILLINGS: (please include certificate of mailing)
Vancouver		FORMATION CAPITAL CORPORATION
510 Burrard St, 3rd Floor		1510-999 West Hastings St.
Vancouver, BC V6C 3B9		Vancouver, BC V6C 2W2
Telephone:	604-661-9400 ext 4096	Attn:	Alan Vichert
Fax:	604-669-9401	Tel./Fax:
e-mail:		e-mail:

COMPANY – TYPE OF MEETING – DATE
Please supply the following proxy materials:			QUANTITIES
			English	French (if appl.)

1.	Notice of Annual Meeting of Shareholders and Proxy Circular

2.	Form of Proxy

3.	Return Envelope

4.	Annual Report

5.	Supplemental Mailing List Return Card

6.

PARTICIPANT’S INFO Contact name: Telephone: FINS No.:
(IF YOUR ADDRESS IS INCORRECT, PLEASE CHANGE)

Computershare

Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 27, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: FORMATION CAPITAL CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 34637L103/CA34637L1031/COMMON
3.	CUSIP/Class of Security entitled to vote	: 34637L103/CA34637L1031/COMMON
4.	Record Date for Notice	: 16/05/2005
5.	Record date for Voting	: 16/05/2005
6.	Beneficial Ownership determination date	: 16/05/2005
7.	Meeting Date	: 24/06/2005
8.	Meeting Location	: Vancouver

Yours Truly
“Bernie Krause” Assistant Account Manager Stock transfer Department Tel: 604.661.9400 Ext 4096 Fax: 604.661.9401